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                                                                      EXHIBIT 21





                         SUBSIDIARIES OF THE REGISTRANT



    The following is a list of subsidiaries of the Registrant:

             Registrant and Parent:
               Rowan Companies, Inc.

             Wholly-Owned Subsidiaries of Registrant:
               Era Aviation, Inc., a Washington corporation
               Rowan International, Inc., a Panamanian corporation Rowandrill, Inc., a Texas corporation
               Rowan Drilling Company, Inc., a Texas corporation
               Atlantic Maritime Services, Inc., a Texas corporation Rowan Petroleum, Inc., a Texas corporation
               LeTourneau, Inc., a Texas corporation



     Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.